

May 1, 2023

Linda Rubinstein
Chief Financial Officer
Adverum Biotechnologies, Inc.
100 Cardinal Way
Redwood City, CA 94063

> **Re: Adverum Biotechnologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 25, 2023**
> **File No. 333-271431**

Dear Linda Rubinstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brett White, Esq.